Mail Stop 6010

August 31, 2007

James A. Wylie, Jr., Chief Executive Officer
Diomed Holdings, Inc.
1 Dundee Park
Andover, Massachusetts 01810

<u>Via U S Mail and FAX [(978) 475-8488]</u>

      Re: Diomed Holdings, Inc.
             Form 10-KSB for the fiscal year ended December 31, 2006
             Form 10-QSB for the fiscal quarters March 31 and June 30, 2007
             File No. 1-31250

Dear Mr. Wylie:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                      Brian R. Cascio
                                      Branch Chief